Exhibit 99.1

Vitru Limited Announces the Closing of its Business Combination with Unicesumar

Florianópolis, Brazil, May 20, 2022 – Vitru Limited, or “Vitru” (Nasdaq: VTRU) announces that its business combination with CESUMAR – Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”, closed today.

As previously disclosed, the purchase price amounted to R$3.15 billion as of March 31, 2021, to be adjusted in the following weeks based on the closing balance sheet of Unicesumar. The purchase price will be paid as follows:

◾	62.9% in cash paid today;
◾	19.4% through the issuance of 7,182,385 new Vitru common shares (5,144,383 common shares issued and delivered today, and 2,038,002 common shares will be withheld as an indemnification guarantee, to be released at a later date), which will not be freely transferable for a period of six months; and
◾	17.7% in cash to be paid 12 months after closing, adjusted by the IPCA inflation rate as from today.

Other related payments are:

◾	Additional medical seats earn out of R$1 million per seat approved within 36 months after closing;
◾	Performance earn-outs of up to R$50 million up to two years after closing; and
◾	Non-compete agreement (for five years after closing) of R$180 million with the Matos family (former shareholders of Unicesumar).

We will begin to integrate the activities of Unicesumar with Vitru and the results of the operations of Unicesumar assets will be consolidated by Vitru as of today. We expect to incur integration costs and synergies from the consolidation of Unicesumar. The acquisition will be accounted for as a business combination using the purchase method of accounting.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/